UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR

☐ Form N-CSR
For Period Ended:	December 30, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:	_________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
COSI, INC.
Full Name of Registrant

Former Name if Applicable
1751 Lake Cook Road, Suite 600
Address of Principal Executive Office (Street and Number)
Deerfield, Illinois 60015
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

On March 11, 2014, Cosi, Inc. (the “Company”) disclosed that it may be interested in discussing options for a financing transaction with one of its large shareholders.  On March 31, 2014, the Company received a Non-Binding Term Sheet (“Term Sheet”) for a $5,000,000 Senior Secured Promissory Note (the “Note”) from the shareholder.  As described in the Term Sheet, the outstanding principal would bear interest at the rate of 9% per annum, compounded semi-annually, and be payable in arrears on a semi-annual basis.  At the Company’s option, the first two semi-annual interest payments may be paid at 11% in kind in the form of additional Notes.   The principal obligations under the Note would be due three (3) years from the date the Note is executed.  The Company would be required under the Note to pay a finance fee at closing equal to 3.5% of the principal amount at closing and to issue warrants exercisable for a number of shares of Cosi common stock equal to 5% of the Company’s issued and outstanding common stock as of the closing date of the Note.  The warrants would expire three years from the date of issuance.  The Note would be guaranteed by the Company’s subsidiaries and secured by a lien on all assets of the Company and its subsidiaries.  The definitive documentation relating to the Note would contain certain covenants, events of default and other terms and provisions customary for a transaction of this type and acceptable to the lender and the Company.

Following its receipt of the Term Sheet, the Company is continuing discussions with the shareholder regarding the financing and with certain other parties regarding financing proposals and the Company’s board of directors and senior management are currently evaluating the terms of the proposals.

The Company is not able to complete the financing transaction contemplated by the Term Sheet by March 31, 2014, the due date for the filing of the Company’s Report on Form 10-K for the fiscal year ended December 30, 2013, without unreasonable effort or expense.  The Company has accordingly delayed the filing of its Form 10-K pending completion of the transaction so that the Form 10-K, as filed, will reflect the Company’s modified financing arrangements.  There can be no assurance that the Company will be able to successfully complete the transaction.  The Company expects to file its Form 10-K with the Securities and Exchange Commission within the time period prescribed in Rule 12b-25 under the Securities Exchange Act of 1934.

The Company has been notified by its independent auditor that, if the Company were to file its Report on Form 10-K for the fiscal year ended December 30, 2013, without completing the financing transaction described above or completing another transaction on similar terms, the auditor’s report on the Company’s financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 30, 2013, would contain an explanatory paragraph regarding the Company’s ability to continue as a going concern.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William E. Koziel	(847) 597-8803

(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes☒  No☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes☒  No☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company announced a preliminary net loss of $4.1 million, on total revenues of $19.9 million, for the fourth quarter of fiscal 2013, compared to a net loss of $2.0 million, on total revenues of $22.6 million, for the comparable fiscal period in the prior year as reported in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012.  The Company also announced a preliminary net loss of $11.4 million, on total revenues of $86.3 million, for full fiscal year 2013, compared with a net loss of $4.4 million, on total revenues of $98.0 million, for full fiscal year 2012 as reported in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012.  The Company’s press release announcing these preliminary financial results for the fourth quarter of fiscal 2013 and full fiscal year 2013 was furnished to the Securities and Exchange Commission pursuant to Item 2.02 in the Company’s Current Report on Form 8-K filed on March 11, 2014.

Cosi, Inc.has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2014	By	/s/ William E. Koziel
William E. Koziel, Chief Financial Officer